

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 11, 2008

Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

> **Re: Forest Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-13515**

Dear Mr. Marter:

We have reviewed your filing and your response letter dated December 14, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 59

Note 14 Geographical Segments, page 95

1.   We note your response to comment six from our letter dated November 30, 2007, and at this time, are unable to agree with your conclusion. The requirement in paragraph 27 of SFAS 131 to disclose total assets by segment does not appear to be conditional upon such information being provided to the chief operating decision maker. We also note from paragraph 92 of SFAS 131 that items of information to be disclosed represent a balance between the needs of users of financial statements and the costs to preparers; and per paragraph 104, users explained that information about assets located in different areas assists them in understanding concentrations of risks. As such, we re-issue prior comment six. Within your revised disclosure, also include the disclosures required by paragraph 38(b) of SFAS 131.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 or Jill Davis at (202) 551-3683 if you have questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Davis
   M. Wojciechowski